

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Gregory A. Shortell
President and Chief Executive Officer
Network Engines, Inc.
25 Dan Road
Canton, MA 02021

> **Re:** **Network Engines, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 10, 2010**
> **File No. 000-30863**

Dear Mr. Shortell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. We are in receipt of your request for an extension of confidential treatment. Comments relating to the confidential treatment application, if any, will be sent under separate cover. Please be advised that all comments relating to the request for confidential treatment must be resolved before we can complete our review of your Form 10-K. In this regard, it appears that Exhibit 10.11 is the subject of the confidential treatment request though the exhibit index does not indicate this. Please mark the exhibit index to indicate that portions of the exhibit have been omitted pursuant to a grant of confidential treatment. Refer to Section II.D.5 of Staff Legal Bulletin No.1A.

Item 1. Business, page 1

General

2. We note your disclosure that Tektronix is your second largest customer and that sales to Tektronix constituted 20% of your total net revenue for the fiscal year ended September 30, 2010. Please describe the material terms of the Tektronix agreement, including the length of the agreement. In addition, please provide us with a detailed analysis regarding whether you are substantially dependent on the Tektronix agreement and how you determined that the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

3. Given your statement in Management's Discussion and Analysis that research and development costs are among the most significant components of your operating expenses, it appears that you should include in the business section a discussion of the amounts spent during the last three fiscal years on company-sponsored research and development. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Manufacturing, page 7

4. You state that you use a contract manufacturer for the production of "key application platforms." Please tell us what portion of your ongoing volume requirements are handled by the third-party manufacturer you reference and identify the manufacturer. In your response, please provide comparative information for your Canton and Plano manufacturing facilities. To the extent the third-party manufacturing agreement constitutes a material contract, the material terms of the contract should be described in the business section. Further, please provide us with a detailed analysis as to how you determined that the agreement need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors

Risks related to product manufacturing

"Our dependence on sole source and limited source suppliers …," page 19

5. We note your statement that you depend on sole source and limited source suppliers for various product inputs and that a significant portion of your components are purchased in China. Please provide us with a detailed qualitative and quantitative analysis as to whether you are substantially dependent, within the meaning of Item 601(b)(10) of Regulation S-K, on one or more of the sole and/or limited source suppliers to which you refer.

Backlog, page 8

6.   We note your discussion of factors impacting your backlog. Please explain in more specific detail why you do not consider your backlog to be firm. In your response, please tell us what your backlog was for the fiscal years ended September 30, 2010 and 2009 and any other information necessary to an understanding of how you concluded that none or your backlog is believed to be firm.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

7.   Please consider expanding this section to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that NEI's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing NEI and how management is dealing with these issues. We note your statement in your earnings call for the 2010 fiscal year that you believe you can improve lead generation and the "capturing" of new customers. Please also consider enhancing your disclosure to address any material trends. In this regard, we note that you are focused on IT virtualization and that you are working to increase your participation in the virtual images segment. Refer to SEC Release No. 33-8350.

Results of Operations

Discussion of Fiscal Years 2010 and 2009, page 32

8.   Your discussion of the results of operations does not always quantify sources of material changes. For example, refer to your disclosure regarding Net Revenues on page 32 citing multiple contributing factors for the increase in net revenues. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. In future filings, please quantify the sources of material changes and offsetting factors.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 53

9.   We note your disclosure that you have an inventory consignment agreement with your largest customer and revenue is recognized when the customer notifies you that the inventory has been utilized. Please tell us how often this customer notifies you of its inventory utilization and the method of communication for the notifications.

Product Warranties, page 55

10.   We note you offer a standard warranty on products sold, which includes a period of up to 36 months after shipment. We also note you offer extended warranties on certain products which are recognized over the related warranty periods. Please clarify the period the extended warranty covers and the period when revenue recognition begins. In this regard, clarify whether the extended warranty period includes the initial 36 month standard warranty period plus any additional periods or whether the extended warranty period begins after the initial 36 month standard warranty period.

Note 11. Commitments and Contingencies

Contingencies, page 69

11.   We note your disclosure regarding the Initial Public Offering lawsuit that the company is unable to predict the outcome of the suit and that no amounts have been accrued as of September 30, 2010. You indicate that a preliminary settlement was approved and that an Order and Final Judgment was entered on December 30, 2009.   Please provide us with a comprehensive analysis describing how you concluded that a loss was not probable and could not be reasonably estimated as of September 30, 2010. Please refer to ASC 450-20-25-2.

12.   If there is a reasonable possibility that a loss exceeding amounts already recognized (in your case zero) may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed January 28, 2011)

Compensation Discussion and Analysis, page 18

General

13.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2010.   For example, we note minimal discussion and analysis of how the Committee determined target incentive bonus amounts or specific long-term incentive compensation. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee determined compensation levels for the fiscal year for which compensation is being reported. Refer to paragraph (b)(1)(v) of Item 402 of Regulation S-K. Please provide us with a more complete discussion of the specific factors considered by the Committee in ultimately approving these forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various factors it considered in making specific compensation decisions.

14.   Given your disclosure that Mr. Cone's target incentive compensation is determined based on incentives not governed by the 2010 Bonus Plan, it appears that you should include a separate discussion regarding how Mr. Cone's target incentive compensation and actual payout amounts were determined. Please advise.

Elements of Compensation

2010 Bonus Plan, page 20

15.   You state that bonuses were paid on a graduated scale of achievement of the "Corporate Metric" without specifying what the metric is and without stating the extent to which the metric was achieved. Please tell us this information in your response letter and confirm that you will identify the relevant metrics in future filings, as applicable. If you are relying on Instruction 4 to Item 402(b) to omit target levels with respect to the Corporate Metric, please provide us with your competitive harm analysis. Note that where you omit such information in reliance on Instruction 4, you are required pursuant to that instruction to disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

16.   Refer to the last paragraph on page 20 and your reference to "a graduated scale of achievement."   Please tell us whether there is a minimum threshold level of achievement of the Corporate Metric below which bonuses cannot be earned under the 2010 Bonus Plan. In addition, tell us whether it is possible under the 2010 Bonus Plan to earn greater

than 100% of the target bonus under the plan. Please review the Grants of Plan-Based Awards table in this regard to ensure that it accurately reflects the 2010 Bonus Plan.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference from the definitive proxy statement filed January 28, 2011)

Information About Stock Ownership and Related Party Transactions

Stock Ownership of Directors, Officers and Greater-Than-5%-Stockholders, page 31

17.   Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by HarbourVest Partners.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief